EXHIBIT 20

NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS NAMES DOMINIC J. PILEGGI PRESIDENT AND CHIEF OPERATING OFFICER

Promotion Marks New Phase in Company Turnaround

      MEMPHIS, Tenn. — December 3, 2002 — The Board of Directors of Thomas & Betts Corporation (NYSE: TNB) today announced that it has elected Dominic J. Pileggi to the newly created position of president and chief operating officer for the company, effective January 1, 2003. Pileggi currently serves as president of the company’s electrical division. He will continue in this role until a successor is named and will continue to report to T. Kevin Dunnigan, the company’s chairman and chief executive officer.

      In his new position, Pileggi will have responsibility for the company’s global business operations including manufacturing, marketing, sales and distribution. Thomas & Betts has four key business segments: Electrical, Communications, HVAC and Steel Structures. In 2001, the company reported revenues of $1.4 billion.

      “Over the past two years, Dominic has been instrumental in directing the turnaround at Thomas & Betts and this promotion recognizes these accomplishments,” said T. Kevin Dunnigan, chairman and chief executive officer. “His leadership and extensive knowledge of the company and industry will be important factors in moving Thomas & Betts to the next level of operational, competitive and financial performance.”

      Dunnigan, who rejoined Thomas & Betts in August 2000 at the request of the company’s Board of Directors, said that he would continue as chairman and chief executive officer.

      “I remain committed to seeing Thomas & Betts successfully through the turnaround and ensuring that it is competitively positioned to grow as a leader in global electrical products markets,” Dunnigan commented.

      Pileggi, 51, began his career at Thomas & Betts as a sales representative in 1979. Over the next 15 years, he held positions of increasing responsibility in sales, marketing and general management. In 1988, he was named president of the company’s Electronics OEM business, where he earned a reputation as a decisive leader able to quickly and effectively respond to a rapidly changing competitive environment. In 1992, he was promoted to president of the company’s largest business, electrical products, a position he held until 1995 when he left

Thomas & Betts to serve as president and chief executive officer of a privately held company. Pileggi rejoined Thomas & Betts in October 2000 and has played an integral role in comprehensively restructuring the company’s business processes and practices in its $1.1 billion electrical products business.

      “Thomas & Betts has a powerful portfolio of industry leading brands, excellent distribution partners and revitalized factories,” said Pileggi. “Our task now is to ensure that the company’s operations support the performance of these core assets in all of our markets.”

CORPORATE OVERVIEW

      Thomas & Betts (www.tnb.com) is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used primarily for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.4 billion in 2001 and employs approximately 10,000 people.

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      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, prospects, economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

CONTACT: Tricia Bergeron (901) 252-8266

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